May 4, 2012

VIA EDGAR

Mr. Pradip Bhaumik

United States Securities and Exchange Commission Office of Global Security Risk 100 F Street, NE

Washington, DC 20549

Re:	Fuel Systems Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 8, 2012
File No. 001-32999

Dear Mr. Bhaumik:

     Reference is made to the comment letter (the “Comment Letter”) from the Securities and Exchange Commission to Fuel Systems Solutions, Inc. (“Fuel Systems”) dated May 1, 2012 concerning Fuel Systems’ Form 10-K for the fiscal year ended December 31, 2011.

     We hereby respectfully request an extension to June 1, 2012, for the date by which Fuel Systems must provide its response to the Comment Letter.

     We are working to prepare the requested information promptly with the appropriate degree of care, attention and diligence. Given the scope and complexity of Fuel Systems’ international business operations, as well as the scope of the information requested in your Comment Letter, Fuel Systems will need additional time in order to prepare a complete and accurate response.

     Thank you for your consideration of this matter. Please contact me should you have any questions or concerns.

Very truly yours,

/s/ Pietro Bersani____ Pietro Bersani Chief Financial Officer

cc:	Cecilia Blye

Securities and Exchange Commission